Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

London, 4 April 2013

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Randgold Resources Limited

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights		✓
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	FMR LLC

4. Full name of shareholder(s) (if different from 3.):iv	See Section 9

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	1 April 2013

6. Date on which issuer notified:	2 April 2013

7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Indirect	Direct xi	Indirect xii	Direct	Indirect
GB00B01C3S32	4,605,290	4,605,290	4,640,290		4,640,290		5.03

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
4,640,290	5.03

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Sum of Factored Shares Held
Custodian	Advisor	Total
	CROSBY ADVISORS-CROSBY ADVISORS, A SERVICE OF STRATEGIC ADVISORS, INC	37,400

BANK OF NEW YORK MELLON	FMRC-FIDELITY MANAGEMENT & RESEARCH COMPANY INC.	60

BROWN BROTHERS HARRIMAN AND CO	FMR-FIDELITY MANAGEMENT AND RESEARCH	1,296,095
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	2,800
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	90,900

CIBC MELLON TRUST (C)	FIDELITY INVTS-FIDELITY INVESTMENTS CANADA	81,100
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	3,900

CITIBANK NA (C)	FMR-FIDELITY MANAGEMENT AND RESEARCH	253,423

GOLDMAN SACHS AND CO	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	-500

JPMORGAN CHASE BANK	FMR-FIDELITY MANAGEMENT AND RESEARCH	43,458
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	25,400
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	7,602

MELLON BANK NA (C)	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	5,300
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	11,900
	SAI-STRATEGIC ADVISERS GROUP	23,459

NATIONAL BANK TRUST (C)	FIDELITY INVTS-FIDELITY INVESTMENTS CANADA	3,800

NORTHERN TRUST CO (C)	FMR-FIDELITY MANAGEMENT AND RESEARCH	977,133
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	8,200

ROYAL TRUST—TORONTO (C)	FIDELITY INVTS-FIDELITY INVESTMENTS CANADA	10,700
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	3,200

STATE STREET BANK AND TR CO	FMR-FIDELITY MANAGEMENT AND RESEARCH	876,760
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	827,200
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	41,600
	SAI-STRATEGIC ADVISERS GROUP	5,300
US BANK NA (C)	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	4,100

Grand Total		4,640,290

Proxy Voting:

10. Name of the proxy holder:	FMR LLC

11. Number of voting rights proxy holder will acquire:	35,000

12. Date on which proxy holder will acquire voting rights:	1 April 2013

13. Additional information:	None

14. Contact name:	Sally-Ann Hatton

15. Contact telephone number:	fil-regreporting@fil.com, 01737 837148
Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)	FMR LLC

Contact address (registered office for legal entities)	82 Devonshire Street, Boston, Massachusetts 02109 United States of America

Phone number & email	01737 837148 / fil-regreporting@fil.com

Other useful information (at least legal representative for legal persons)	Sally-Ann Hatton

B: Identity of the notifier, if applicable

Full name	Martin Welsh

Contact address	Randgold Resources Limited 3rd Floor, Unity Chambers 28 Halkett Street St. Helier Jersey JE2 4WJ

Phone number & email	+44 1534 735 333 martin.welsh@randgoldresources.com

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information